United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

(x) Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2015.

Or

( ) Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from ___________ to _____________.

Commission File No. 001-11595

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Astec Industries, Inc. 401(k) Retirement Plan
1725 Shepherd Road
Chattanooga, TN 37421
(423) 899-5898

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Astec Industries, Inc.
1725 Shepherd Road
Chattanooga, TN 37421
(423) 899-5898

REQUIRED INFORMATION

The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

Astec Industries, Inc. 401(k) Retirement Plan Audited Financial Statements and Supplemental Schedule
as of December 31, 2015 and 2014 and for the Year Ended December 31, 2015 with Report of
Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Audited Financial Statements:
Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements

Supplemental Schedule:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Edgar filing only:
Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

Audited Financial Statements and
 Supplemental Schedule
Astec Industries, Inc. 401(k) Retirement Plan
As of December 31, 2015 and 2014 and for the
 Year Ended December 31, 2015
With Report of Independent Registered Public Accounting Firm

Astec Industries, Inc. 401(k) Retirement Plan
Audited Financial Statements and Supplemental Schedule
As of December 31, 2015 and 2014
 and for the Year Ended December 31, 2015
Contents
Report of Independent Registered Public Accounting Firm
Financial Statements
Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Supplemental Schedule
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Report of Independent Registered Public Accounting Firm

To the Plan Committee
Astec Industries, Inc. 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Astec Industries, Inc. 401(k) Retirement Plan (the "Plan") as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States.
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan's management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ LBMC, PC

Chattanooga, Tennessee
June 17, 2016

Astec Industries, Inc. 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
	2015	2014
Assets
Investments, at fair value	$201,381,036	$204,038,862
Receivables:
Employer contributions	110,824	131,501
Participant contributions	–	596
Notes receivable from participants	8,261,146	7,937,031
Total receivables	8,371,970	8,069,128
Total assets	209,753,006	212,107,990

Liabilities
Excess participant contributions payable	105,792	64,404
Net assets available for benefits	$209,647,214	$212,043,586

The accompanying notes are an integral part of these financial statements.

Astec Industries, Inc. 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2015

Additions to net assets attributed to:
Investment income	$11,148,088
Net depreciation in fair value of investments	(11,415,085)
Total investment loss	(266,997)
Interest income on notes receivable from participants	352,471

Contributions:
Participants	11,229,874
Employer	5,309,957
Rollover	672,963
Total contributions	17,212,794
Total additions	17,298,268

Deductions from net assets attributed to:
Benefits paid to participants	19,430,727
Administrative expenses	263,913
Total deductions	19,694,640

Net decrease	(2,396,372)

Net assets available for benefits:
Beginning of year	212,043,586
End of year	$209,647,214

The accompanying notes are an integral part of this financial statement.

Notes to Financial Statements
December 31, 2015

1. Description of Plan
The following description of the Astec Industries, Inc. 401(k) Retirement Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.
General
The Plan is a defined contribution plan covering all eligible full-time employees of Astec Industries, Inc. and its subsidiaries (the "Company") who have reached age eighteen. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is administered by a committee appointed by the Company. Great-West Financial Retirement Plan Services (formerly known as J.P. Morgan Retirement Plan Services) is the recordkeeper for the Plan.  During 2015, Great-West Trust Company, LLC replaced J.P. Morgan Chase Bank, N.A. as the trustee of the Plan.
Contributions
Participants may elect to contribute up to 40% of their base salary through payroll deductions, as defined under the provisions of the plan document, subject to Internal Revenue Code ("Code") limitations. The Company matches 75% of each participant's contribution up to 4% of the participant's compensation. Participants who will attain age 50 before the close of the Plan year are eligible to make additional catch-up contributions, subject to Code limitations. Catch-up contributions are not eligible for the Company's matching contribution.
Participants direct their elective contributions into various investment options offered by the Plan and can change their investment options on a daily basis. If a participant is automatically enrolled, their contributions are invested in the applicable lifecycle fund based on the participant's age until the participant changes their election. The Company's contributions are allocated in the same manner as that of the participant's elective contributions.
Participant Accounts
Each participant's account is credited with the participant's contributions, the Company's matching contributions, and Plan investment returns. Additionally, a participant's account is charged with an administrative fee for certain participant directed transactions.  Allocations of plan earnings (losses) are based on participant account balances, as defined. Participants may change their investment options daily. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting
Participants are immediately vested in their entire account balance.
Participant Loans
Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000, reduced by certain items identified in the plan document, or 50% of their vested account balance, whichever is lower. Loan terms range from one to five years or up to twenty years for the purchase of a primary residence. The loans are secured by the balances in the respective participants' accounts and bear interest at a rate of prime plus one percent. Principal and interest are paid ratably through payroll deductions.
Payment of Benefits
Upon termination of service, a participant may receive a lump-sum amount equal to the value of his or her account on the date of distribution.
In-service withdrawals are available in certain limited circumstances, as defined by the plan document. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the plan document. Hardship withdrawals are strictly regulated by the Internal Revenue Service ("IRS"), and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.
Administrative Expenses
The Company pays administrative fees other than those for recordkeeping and trustee functions. The administrative fees paid by the Company in 2015 and 2014 included those for the annual audit, legal services and discrimination testing.  Investment advisory fees requested by individual participants are charged directly to those participants' accounts and are included in administrative expenses.  Other fees incurred by the Plan for investment management services are included in net appreciation (depreciation) in fair value of investments rather than as a direct payment from the Plan.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERlSA. If the Plan is terminated or contributions are permanently discontinued, benefits will remain 100% vested and be distributed in accordance with the provisions of the Plan.

2. Summary of Significant Accounting Policies
Recently Adopted Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2015-07, "Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share" ("ASU 2015-07"), which removes the requirement to present certain investments for which the practical expedient is used to measure fair value at net asset value (NAV) within the fair value hierarchy table.  Instead, the Plan is required to include those investments as a reconciling item so that the total fair value amount of investments in the disclosure is consistent with the fair value investment balance on the statements of net assets available for benefits.  The plan sponsor elected to early adopt ASU 2015-07 as of December 31, 2015, and has applied the provisions retrospectively.  The Plan presents the investment disclosure required by ASU 2015-07 in the fair value hierarchy tables for 2015 and 2014 in Note 3, "Fair Value Measurements".  There were no other impacts on the statements of net assets available for benefits as of December 31, 2015 and 2014 or the statement of changes in net assets available for benefits for the year ended December 31, 2015.

In July 2015, the FASB issued ASU No. 2015-12, "Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient," ("ASU 2015-12"), which simplifies the required disclosures related to employee benefit plans.

•
Part I eliminates the requirement to measure and disclose the fair value of fully benefit-responsive contracts ("FBRICs").  ASU 2015-12 also clarifies that indirect investments in FBRICs through investment companies, such as stable value collective trust funds, are not included in the scope of the FBRICs guidance because these type of investments typically qualify for measuring fair value at the NAV practical expedient.

•
Part II eliminates the requirement to disclose individual investments which comprise 5% or more of total net assets available for benefits, as well as the net appreciation or depreciation of fair values by type.  Part II also requires plans to continue to disaggregate investments that are measured using fair value by general type, however plans are no longer required to also disaggregate investment by nature, characteristics and risks.  Furthermore, the disclosure of information about fair value measurements shall be provided by general type of Plan asset.

•	Part III is not applicable to the Plan.

The plan sponsor elected to early-adopt ASU 2015-12 as of December 31, 2015, and has applied the provisions retrospectively.  The adoption of ASU 2015-12 has resulted in the reclassification of $(202,497) related to the adjustment from fair value to contract value for fully benefit-responsive collective trust fund within its statement of net assets available for benefits as of December 31, 2014.  Furthermore, the plan sponsor has eliminated its historical disclosure of individual investments which comprise 5% or more of total net assets available for benefits, as well as the net appreciation or depreciation of fair values by type.  There were no other impacts on the statements of net assets available for benefits as of December 31, 2015 and 2014 or the statement of changes in net assets available for benefits for the year ended December 31, 2015.
Basis of Presentation
The financial statements of the Plan are presented on the accrual basis of accounting in accordance with United States generally accepted accounting principles.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Excess Participant Contributions Payable
Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the excess contributions to the applicable participants prior to March 15 of the following year.
Uses of Estimates
The preparation of financial statements in conformity with United States generally accepted accounting principles requires plan management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Events Occurring After Reporting Date
The Company has evaluated events and transactions that occurred between December 31, 2015, and the issuance of the report for possible recognition or disclosure in the financial statements.
Investments
The Plan's investments are stated at fair value as described in Note 3.
Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest is recognized when earned. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.
3. Fair Value Measurements
Fair value is defined as the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:
Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
•	quoted prices for similar assets and liabilities in active markets
•	quoted prices for identical or similar assets or liabilities in markets that are not active
•	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means
Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management's own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measurement in its entirety.
Following is a description of the valuation methodologies used for major categories of assets measured at fair value by the Plan:
Mutual funds: Valued at the NAV of shares held by the Plan at year-end which is based on the closing price reported in the active market.
Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level within the fair value hierarchy (all the Plan's assets are identified as being in Level 1), the Plan's assets at fair value as of December 31, 2015:
	Level 1	Total

Mutual funds	$162,194,859	$162,194,859
Company common stock	5,673,928	5,673,928
Total investments in hierarchy	$167,868,787	167,868,787
Common collective trust fund (a)		33,512,249
Total Investments, at fair value		$201,381,036

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2014:
	Level 1	Total

Mutual funds	$166,775,205	$166,775,205
Company common stock	5,894,263	5,894,263
Total investments in hierarchy	$172,669,468	172,669,468
Common collective trust fund (a)		31,369,394
Total Investments, at fair value		$204,038,862

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2015 and 2014, respectively.
Description	Fair Value 12/31/2015	Fair Value 12/31/2014	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common Collective Trust Fund	$33,512,249	$31,369,394	N/A	Daily	30 Days

(a)	The common collective trust fund is valued at the NAV of units of the bank collective trust. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
5. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
6. Income Tax Status
The Plan has received a determination letter from the IRS, dated November 5, 2012, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. Management believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects for a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7. Related-Party Transactions
Transactions with parties-in-interest include investments in the Company's common stock and participant loans. These transactions are exempt from the prohibited transactions rules under ERISA.
8. Reconciliation Between Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:
	December 31
	2015	2014

Net assets available for benefits per financial
Statements	$209,647,214	$212,043,586
Deemed loans not reported on Form 5500	(324,858)	(242,151)
Adjustment to report common collective trust fund at fair value	(23,945)	202,497
Net assets available for benefits per Form 5500	$209,298,411	$212,003,932

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to net income per Form 5500:
Year Ended December 31, 2015

Net decrease in net assets available for benefits per financial statement	$(2,396,372)
Less: deemed loans not reported on Form 5500 at December 31, 2015	(324,858)
Plus: deemed loans not reported on Form 5500 at December 31, 2014	242,151
Less: adjustment to report common collective trust fund at fair value at December 31, 2015	(23,945)
Less: adjustment to report common collective trust fund at fair value at December 31, 2014	(202,497)
Net loss per Form 5500	$(2,705,521)

Astec Industries, Inc. 401(k) Retirement Plan
EIN:  62-0873631       Plan Number :  001
Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)
December 31, 2015
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value

	American Century	Growth Fund	$10,654,482
	American Century	Small Capital Value Fund	5,537,210
	J.P. Morgan	Stable Asset Income Fund	33,512,249
	J.P. Morgan	Smart Retirement 2015 Fund	6,822,109
	J.P. Morgan	Smart Retirement 2020 Fund	14,074,449
	J.P. Morgan	Smart Retirement 2025 Fund	3,594,597
	J.P. Morgan	Smart Retirement 2030 Fund	13,265,712
	J.P. Morgan	Smart Retirement 2035 Fund	3,311,770
	J.P. Morgan	Smart Retirement 2040 Fund	8,353,964
	J.P. Morgan	Smart Retirement 2045 Fund	2,076,877
	J.P. Morgan	Smart Retirement 2050 Fund	2,761,987
	J.P. Morgan	Smart Retirement 2055 Fund	591,919
	J.P. Morgan	Smart Retirement Income Fund	3,385,158
	J.P. Morgan	Intrepid Growth Fund	14,605,312
	J.P. Morgan	Equity Index Fund	32,699,989
	J.P. Morgan	Equity Income Fund	11,461,198
	Goldman Sachs	Growth Opportunities Fund	7,789,402
	Pioneer	Pioneer Bond-Y	663,822
	Harbor Funds	International Administrative Fund	17,976,293
	PIMCO	Total Return Administrative Fund	1,957,527
	Schwab	Brokerage accounts	611,082
*	Astec Industries, Inc.	Common stock	5,673,928
*	Participant loans	Interest rates ranging from 4.25-9.5%, maturity varies through 2034	8,261,146
	Total assets held for investments		$209,642,182

*	Represents a party-in-interest to the Plan.
Note: Cost information has not been included as all investments are participant-directed.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed by the undersigned, hereunto duly authorized.

ASTEC INDUSTRIES, INC.
401(k) RETIREMENT PLAN

By: /s/ David C. Silvious
Astec Industries, Inc.
401(k) Retirement Plan Committee

Date: June 17, 2016

Exhibit Index

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm